SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 24 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                  Marconi plc

                      TRADING UPDATE FOR THE THREE MONTHS

                             ENDED 31 DECEMBER 2002



  * Solid performance despite continued tough market conditions

  * Core sales GBP456 million; sequential decline of 5%, similar to level reported in the previous quarter

  * Improved operating performance compared to previous quarter

  * Continued improvement in gross margin despite lower sales volumes

  * Core operating cost annual run-rate reduced to around GBP550 million by 31 December 2002; on track to achieve GBP520 million target run-rate by the end of the financial year; further actions initiated to reach GBP450 million target during the financial year ending 31 March 2004

  * Significant progress towards sustained operating cash breakeven position; positive operating cash inflow during the quarter; total cash balance at 31 December 2002 broadly stable compared to 30 September 2002

  * Restructuring expected to be implemented on the terms set out in the announcement on 29 August 2002, as subsequently amended on 16 December 2002

  * The Group remains on track to distribute GBP260 million in cash to Scheme creditors as part of the Restructuring (including GBP95 million interest accrued at 15 October 2002 and already paid to financial creditors)

  * Further progress made on the Scheme documentation and the Prospectus for listing of Marconi Corporation plc; finalisation of documentation expected within next few weeks; overall completion of Restructuring now expected in April.



London - 24 January 2003 - Marconi (MONI) today provided a trading update relating to the three months ended 31 December 2002. All information in this trading update is based on preliminary, unaudited data from Marconi's management accounts. The Group expects to publish a summary of unaudited financial information for the quarter ended 31 December 2002 in respect of Marconi plc in late February 2003.

Mike Parton, Chief Executive, said: "Despite slightly lower sales revenues all our key financial performance measures have continued to improve. Costs have fallen once again. We have generated operating cash in the quarter, margins are higher than in the previous quarter and we are well on the way to returning to operating profitability."

"These achievements, combined with progress towards our financial restructuring, albeit slower than we would have liked, give us confidence for the future."


Trading Update

Overall conditions in the telecommunications market remained tough during the third quarter. While signs of market stability have been observed in some areas of the Europe, Middle East & Africa region (EMEA), particularly in Southern Europe for example, the North American market was characterised by further tightening of capital expenditure by a number of large telecom operators, particularly towards the end of their financial years in December. In Central and Latin America (CALA), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the re-organisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.


Orders Received and Order Backlog

Core orders received increased by approximately 8 per cent to GBP411 million during the third quarter (Q2: GBP379 million). This was driven by an increase in orders received for Network Services largely as a result of two major order extensions awarded during the period, both in the UK: an order from London Underground for the supply of further communications services for the Jubilee Line and an order from BT relating to services for BT's narrowband network.

Core Book to Bill stood at 0.9 compared to 0.8 in the previous quarter. Book to Bill in Network Equipment rose from 0.9 to 1.0 but the main driver of the overall improvement was Network Services, which rose from 0.6 to 0.8, mainly as a result of the new major orders booked during the period, described above.

Core order backlog stood at GBP761 million at 31 December 2002 (30 September 2002: GBP916 million). This decrease was mainly the result of the Group's exit from its IT outsourcing services activity in North America (approximately GBP100 million). The balance of the decrease related mainly to the trading of long-term service and support contracts particularly in the UK and Middle East.


Core Sales by Geography
in GBP million                                                  FY03

                                                   Q1            Q2           Q3

EMEA                                              285           285          287

US                                                153           142          127

APAC                                               47            45           29

CALA                                               25            10           13

Core                                              510           482          456


Third quarter Core sales decreased by GBP26 million or approximately 5 per cent to GBP456 million compared to the previous quarter. This compared to Core sales of GBP632 million in the third quarter of the previous year, representing a 28 per cent decline year on year.


On a sequential basis, modest increases in sales in EMEA and CALA were more than offset by declines in the US and APAC.

In EMEA, sales increased by GBP2 million, or approximately 1 per cent to GBP287 million compared to the second quarter. Sales in the UK were flat compared to the previous quarter with lower sales of optical networks equipment offset by increased sales of voice systems and customer support services. In Italy, Core sales increased as a result of on-going business under existing frame contracts as operators continue to deploy core optical backbone and access networks. Sales in Germany fell during the period as a result of further capital expenditure cuts by the Group's wireline and wireless network customers and further delays to planned third generation (3G) mobile network rollouts by certain 3G operators.

In the US, sales fell GBP15 million or approximately 11 per cent to GBP127 million mainly as a result of the continuing tough market conditions in the region and a decrease in sales of BBRS equipment and services to the US Federal Government after the seasonally high level of sales recorded in the previous quarter.

In APAC, sales were down GBP16 million or 36 per cent to GBP29 million. The main factor contributing to this decline was the lower level of sales recorded in China as a result of the delays in capital expenditure and delays to certain network build projects by a number of the Group's Chinese customers. The reduction in sales also reflects the completion of the disposal of the Group's wireless software and services activities in the region in September 2002. This business had accounted for GBP3 million of sales in the second quarter.

Sales in CALA increased by GBP3 million, or 30 per cent to GBP13 million compared to the previous quarter as a result of two specific new contracts for Broadband Switching equipment in Mexico and Brazil. While the political environment in parts of the region showed some signs of stability during the period, generally conditions in the telecommunications market remain difficult.


Core Sales by Product Area
in GBP million                                                 FY03
                                                  Q1            Q2            Q3

Optical Networks                                 134           108            96

Broadband Routing and Switching (BBRS)            38            35            32

European Access                                   59            69            69

North American Access                             25            23            23

Outside Plant & Power (OPP)                       46            34            30

Other Network Equipment                           14            15            11

Network Equipment                                316           284           261

Installation, Commissioning &                     97            89            93

Maintenance (IC&M)

Value-Added Services (VAS)                        97           109           102

Network Services                                 194           198           195

Core                                             510           482           456


Sales of the Group's US-based businesses (defined as the equipment and service activities of BBRS, OPP and North American Access) amounted to GBP125 million during the third quarter and are included in the Core sales reported above (Q2:
GBP140 million).

Sales of Network Equipment dropped 8 per cent to GBP261 million (Q2: GBP284 million) mainly as a result of lower sales in Optical Networks and Other Network Equipment. Sales of BBRS and OPP equipment fell compared to the previous quarter while sales of Access systems in both Europe and North America remained stable. Network Services activities were more resilient, particularly where those services are not directly related to the provision of Network Equipment. Network Services sales overall remained relatively stable at GBP195 million (Q2: GBP198 million).

In Optical Networks, the 11 per cent decline to GBP96 million (Q2: GBP108 million) was predominantly due to lower sales in APAC as a result of the difficult market conditions, particularly in China described above. Optical Networks sales in EMEA as a whole were stable compared to the previous quarter with weaker demand for core transmission equipment from network operators in the UK offset by higher sales in Italy and the Middle East. During the third quarter, SDH accounted for 89 per cent of Optical Networks sales (Q2: 87 per cent) and DWDM for 7 per cent (Q2: 11 per cent); the balance related to sales of network management systems. In January 2003, Marconi announced the award of a new, 2-year frame contract with Telecom Italia, worth approximately Euro 15 million (approximately GBP10 million) for the supply of an optical backbone network architecture based on the Group's recently launched next generation digital cross connect, the MSH2K.


Sales of BBRS equipment fell by 9 per cent to GBP32 million (Q2: GBP35 million). Sales of BBRS services, which for financial reporting purposes are consolidated within Network Services, fell by 25 per cent to GBP18 million (Q2: GBP24 million). These declines were mainly due to lower volumes of products and services delivered to the US Federal Government following the seasonally high level of sales in the previous quarter, at the end of this major customer's financial year. Sales to other customers in North America and EMEA remained stable compared to the previous quarter. Sales in APAC were lower as a result of the difficult market conditions in the region while sales in CALA saw a modest increase due to two specific contracts with Telefonica (Brazil) and the Mexican Supreme Court. In December 2002, Marconi announced the first European sale of its recently launched multi-service core switch-router, the BXR 48000, to a major financial institution.

European Access sales remained stable at GBP69 million (Q2: GBP69 million). Sales of the Group's fixed wireless access systems in Germany were down compared to the previous quarter as a result of reduced capital expenditure by a number of the major German wireless operators. This decrease was offset by increased sales of voice systems in the UK largely due to a software upgrade and of high density DSLAMs (Access Hub) in Italy and CALA. During the third quarter, Marconi announced the first sale of its recently launched Softswitch system to Jersey Telecom. On 8 January 2003, Marconi announced a new order for its Access Hub platform from French competitive network operator, LDCOM.

North American Access sales were stable at GBP23 million (Q2: GBP23 million). Bell South remains the largest customer of access equipment in North America as it continues to roll out the Group's copper access and fiber-to-the-curb solutions.

Sales of OPP equipment fell 12 per cent to GBP30 million (Q2: GBP34 million). Sales of OPP services, which for financial reporting purposes are consolidated within Network Services, fell 8 per cent to GBP22 million (Q2: GBP24 million). These declines were in line with the overall trend in the market for outside plant and power equipment and services in the Americas and the Group believes that it continues to maintain its strong market positions in this business.

Other Network Equipment sales fell by GBP4 million, or approximately 27 per cent to GBP11 million (Q2: GBP15 million). This decline occurred in APAC and was mainly due to the completion of a one-off contract in the region during the previous quarter.

IC&M sales increased by GBP4 million, or approximately 4 per cent to GBP93 million (Q2: GBP89 million). Sales increased in the UK partly as a result of the Group's focus on reducing the time between equipment provision and its installation and commissioning. These were partially offset by the decrease in OPP service sales in the US described above.

VAS sales dropped by GBP7 million, or approximately 6 per cent to GBP102 million (Q2: GBP109 million). This was mainly due to lower sales of BBRS-related services to the US Federal Government, in particular, in relation to a major airport services contract which is near to completion and also as a result of lower sales of IT outsourcing services prior to the Group's exit from this activity, which was completed during December 2002. Sales of Integrated Systems and Wireless Services were relatively stable compared to the previous quarter.

Key Customers

Marconi continued to benefit from the support of its strong customer base of predominantly incumbent operators and government agencies during the third quarter. The majority of Core sales in the period were derived from existing frame contracts.

The ten largest customers during the third quarter were BellSouth, BT, Ericsson, Metro City Carriers, Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon and Vodafone Group. In aggregate, these customers accounted for 46 per cent of third quarter Core sales (Q2: ten largest customers 48 per cent). BT remains the Group's largest customer and accounted for 19 per cent of Core sales in the third quarter (Q2: 19 per cent).

Operating Performance

Despite the lower sales volumes, Core gross margin showed a small improvement compared to the underlying margin before stock provisions recorded in the previous quarter (Q2: 21.6 per cent of sales). This improvement was mainly achieved through further cost savings in the supply chain and within the Group's service activities. While the accounting processes for the third quarter are not yet complete, the Group does not currently expect to raise additional stock provisions for the reporting period.

Further progress was made towards achieving the Group's target to reduce Core operating costs to an annualised run-rate of GBP520 million by the end of the current financial year. At the end of the third quarter, the operating cost run-rate had fallen to approximately GBP550 million compared to an exit run-rate of GBP635 million at the end of the previous quarter. Savings were achieved across all main categories of expenditure - research and development, sales and marketing and general and administrative. The majority of these savings resulted from headcount reductions. Also during the quarter, further cost reduction actions were initiated and the Group remains on track to achieve its targeted GBP450 million annualised operating cost run-rate during the financial year ending 31 March 2004.

Core headcount has been reduced by approximately 3,000 since the end of September 2002 and, at the end of December 2002 was just over 16,000. Of the total number of leavers during the period, approximately 500 employees left the Group as a result of the disposal of the Group's South African legacy operations, ATC, completed during December 2002.

A further 1,400 leavers have been identified and announced and are due to leave the business in the next few months, giving a known headcount target of around 14,600. Once the reduced operating cost target has been achieved, the Group expects to employ around 14,000 people in its Core business. As previously disclosed, the Group will continue to incur exceptional cash costs in order to complete its planned headcount reductions.

The overall operating performance in the Core business improved substantially compared to the previous quarters of the financial year as a result of the increase in Core gross margin and the further operating cost savings achieved during the period.

Cash / Net Debt

Further significant progress was made towards the Group's goal to reach a sustainable operating cash breakeven position. The Group recorded a positive operating cash flow during the quarter, largely as a result of the improved operating performance and reductions in working capital compared to the previous quarter. Non-operating cash outflows relating to the Group's ongoing headcount reduction programme and interest paid were partially offset by a tax refund received during the period. In total, the Group's cash balance remained broadly stable compared to the position at the end of September 2002.

At 31 December 2002, net debt amounted to GBP2.8 billion and comprised GBP3.9 billion of gross financial debt made up of GBP1.7 billion of Euro and US dollar bond debt, GBP2.1 billion of Syndicate Bank debt (including GBP30 million relating to the conversion of interest swap and equity derivative arrangements to new loan agreements during the quarter and GBP54 million relating to conversion of interest swap arrangements during the first half) and GBP0.1 billion of bilateral and other bank debt offset by GBP1.1 billion of cash. No account has been taken of the impact of the proposed Restructuring.



Financial Restructuring

On 16 December 2002, Marconi announced modifications to the non-binding indicative Heads of Terms for the financial restructuring of Marconi plc and its wholly-owned subsidiary Marconi Corporation plc (the "Restructuring") and amendments to the Interim Security provided to the Group's Syndicate Banks and bondholders (including the bond trustees) and certain ESOP derivative providers. Since that announcement, Marconi has made substantial progress in finalising both the Scheme documentation which will be despatched to Scheme Creditors and the Prospectus in connection with the listing of Marconi Corporation on the London Stock Exchange.


Since 16 December 2002, the commercial terms outlined in the announcement have been reflected in the restructuring documentation, which is now substantially complete. In addition, the mechanics for enabling the Senior Notes to be denominated in Euros with a possible US dollar option within certain limitations have now been clarified and will enable creditors, at their option, to elect for Senior Notes denominated in Euros or US$ within certain limitations. Furthermore, negotiations to finalise the terms of the GBP50 million super priority performance bonding facility and Marconi's working capital facilities in the USA are also progressing well.

While significant progress has been made in preparing the documentation necessary for the Restructuring, the expectation stated in December that the formal Scheme documentation would be posted to Scheme Creditors in January 2003 with an effective date on or before 15 March, 2003 has now proved to be unachievable. Given the complexity of the arrangements being documented, Marconi now believes that finalisation of the documentation should be achieved within the next few weeks with Scheme documentation being posted to creditors towards the end of February following the initial court hearing. It is now expected that implementation of the Restructuring will take place in April.

Marconi still expects to complete the Restructuring in line with the terms announced on 29 August, 2002 as amended by the announcement on 16 December 2002. The Group remains on track to distribute GBP260 million in cash to Scheme creditors, of which GBP95 million has already been paid to financial creditors.

Marconi's Board continues to believe the proposed Restructuring is in the best interests of Marconi and its stakeholders as a whole. The Board believes that it will continue to receive the support of the joint lead co-ordinators of the Syndicate Banks and the informal ad hoc committee of bondholders in finalising the documentation to effect the Restructuring. The Board will be communicating with the Syndicate Banks and the informal ad hoc committee of bondholders to obtain the support of the creditor groups for an extension to the timetable.

Definitions


        1) Operating cash flow is defined as cash flow from continuing operations before net capital expenditure and exceptional items

        2) Operating costs are defined as research and development costs, general and administrative costs, selling and distribution costs and other costs but excluding goodwill amortisation and exceptional items

ENDS/...



Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: David Beck / Joe Kelly                  Heather Green

Title: Public Relations                       Investor Relations

Phone: +44 (0) 207 306 1771                   +44 (0) 207 306 1735
+44 (0) 207 603 1490
joe.kelly@marconi.com                         heather.green@marconi.com



Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 24 January 2003